UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 000-56026

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

TODOS MEDICAL LTD.

EXPLANATORY NOTE

On May 18, 2020, Todos Medical Ltd. announced its first commercial sale of COVID-19 tests. The sale was made via a sub-distribution agreement with a U.S.-based medical distribution company with clients in state and local governments throughout the Southeastern United States who are seeking comprehensive testing solutions for Return-to-Work programs.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description

99.1	Press Release dated May 18, 2020

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
	Name:	Gerald Commissiong
	Title:	Chief Executive Officer

Date: May 18, 2020

-3-